SAM LEE LAUNDRY LLC
224 28th Street
San Francisco, CA 94131

SUBSCRIPTION AGREEMENT

Sam Lee Laundry LLC
224 28th Street
San Francisco, CA 94131
Attn: David L. Gluck, General Manager

Dear Mr. Gluck:

1. Application. The undersigned, intending to be legally bound, hereby subscribes for [UNITS] units of Series B limited liability company interests ("Units") of Sam Lee Laundry LLC, a California limited liability company (the "Company"), at a purchase price of $5,000 per Unit. (The minimum investment is $2,000 and fractional Units may be issued.) The undersigned acknowledges that this $ [AMOUNT] subscription may be accepted or rejected in whole or in part by the Company in its sole discretion and that this subscription is and shall be irrevocable unless the Company rejects it.

2. Representations and Warranties. The undersigned represents and warrants as follows:

(a) The undersigned is familiar with the business and operations of the Company and has conducted due diligence to their complete satisfaction. The undersigned and its advisors have had a reasonable opportunity to ask questions of and receive answers from the Company concerning the Company direction and the Units.

(b) The undersigned has been supplied with or has sufficient access to all information, including financial statements and other financial information of the Company, and has been afforded an opportunity to ask questions of and receive answers from officers of the Company concerning information to which a reasonable investor would attach significance in making investment decisions.

(c) The undersigned has adequate means of providing for its current financial needs and contingencies, is able to bear the substantial economic risks of an investment in the Units for an indefinite period of time, has no need for liquidity in such investment, has made commitments to investments that are not readily marketable which are reasonable in relation to the undersigned's net worth and can afford a complete loss of such investment.

(d) The undersigned has such knowledge and experience in financial, tax and business matters so as to enable it to utilize the information made available to it in connection with the offering of the Units to evaluate the merits and risks of an investment in the Units and to make an informed investment decision with respect thereto.

(e) The undersigned is not relying on the Company with respect to the tax and other economic considerations of an investment in the Units, and the undersigned has relied on the advice of, or has consulted with, only the undersigned's own advisors.

(f) The undersigned has full right and power to perform pursuant to this Subscription Agreement and make an investment in the Company and, if the undersigned is an entity, is authorized and otherwise duly qualified to purchase and hold the Units and to enter into this Agreement.

(g) The undersigned fully understands that the Units have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of certain states and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless the securities are subsequently registered under the Securities Act and under the applicable securities laws of such states or unless an exemption from such registration is available in the opinion of counsel reasonably satisfactory to counsel for the Company. The undersigned is purchasing the Units for the undersigned's own account, for investment and not with a view to resale or distribution except in compliance with the Securities Act and applicable state securities laws. The undersigned further acknowledges that there is presently no market for the purchase and sale of the Units and that no such market may ever exist.

(h)The undersigned agrees to the placement of a legend on any certificate or other document evidencing the Units, stating that they have not been registered under the Securities Act.

(i) The undersigned maintains its domicile, and is not merely a transient or temporary resident, at the residence address shown on the signature page hereto.

(j) The representations, warranties and agreements contained herein are true and correct as of the date hereof and may be relied upon by the Company, and the undersigned will notify the Company immediately of any adverse change in any such representations and warranties which may occur prior to the acceptance of the subscription and will promptly send the Company written confirmation thereof. The representations, warranties and agreements of the undersigned contained herein shall survive the execution and delivery of this Agreement and the purchase of the Units.

3. Indemnification. The undersigned agrees to indemnify and hold the Company and its agents, representatives and employees harmless from and against all liability, damage, loss, cost and expense (including reasonable attorneys' fees) which they may incur by reason of the failure of the undersigned to fulfill any of the terms or conditions of this Agreement, or by reason of any inaccuracy or omission in the information furnished by the undersigned herein or any breach of the representations and warranties made by the undersigned herein or in any document provided by the undersigned to the Company.

4. Miscellaneous.

(a) This Agreement has been duly and validly authorized, executed and delivered by the undersigned and constitutes the valid, binding and enforceable agreement of the undersigned. If this Agreement is being completed on behalf of an entity it has been completed and executed by an authorized party.

(b) The Operating Agreement, this Agreement and any documents referred to herein constitute the entire agreement between the parties hereto with respect to the subject matter hereof and together supersede all prior discussions or agreements in respect hereof.

(c) Within five (5) days after receipt of a written request from the Company, the undersigned agrees to provide such information, to execute and deliver such documents and to take, or forbear from taking, such actions or provide such further assurances as reasonably may be necessary to correct any errors in documentation or to comply with any and all laws to which the Company is subject or to effect the terms of the Operating Agreement.

(d) The Company shall be notified immediately of any change in any of the information contained above occurring prior to the undersigned's purchase of the Units or at any time thereafter for so long as the undersigned is a holder of the Units.

(e) If this subscription is accepted by the Company, then the undersigned irrevocably appoints DAVID GLUCK with full power of substitution as his agent and attorney-in-fact for the purpose of affixing to the Operating Agreement the Operating Agreement Signature Page attached hereto which the undersigned has executed and delivered to the Company with the intent, purpose and effect that he shall be admitted to the Company as an investor and be legally bound by the terms of said Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this_______day of___________, 20_____.

Investor Signature
(Signature of subscriber)

PRINT NAME: [Investor Name]

COMPANY NAME (IF APPLICABLE): [Entity Name]

TITLE OF SIGNER (IF APPLICABLE): [Title]

ACCEPTED AND AGREED TO:

Sam Lee Laundry LLC
By: Founder Signature
Name: David L. Gluck
Title: General Manager

Date: [Founder Signed At]